FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the six months ended September 30, 2009 which was filed with the Tokyo Stock Exchange on November 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 5, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2009

(Prepared in Accordance with U.S. GAAP)

November 5, 2009

KONAMI CORPORATION
Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Date of dividend payment:	November 27, 2009
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2009

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation
Six months ended September 30, 2009	113,914	4,611	4,029	2,232
% change from previous period	(22.5)%	(79.8)%	(82.0)%	(81.3)%
Six months ended September 30, 2008	146,904	22,844	22,408	11,964
% change from previous period	9.8%	75.2%	71.4%	90.3%

	Basic net income attributable to Konami Corporation per share (yen)	Diluted net income attributable to Konami Corporation per share (yen)
Six months ended September 30, 2009	16.73	16.73
Six months ended September 30, 2008	87.07	87.01

Note:	Upon adoption of FASB Accounting Standards Codification 810, (former Statement of Financial Accounting Standards No.160), “Net income attributable to Konami Corporation” represents “Net Income” up to the year ended March 31, 2009.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Konami Corporation stockholders’ equity	Konami Corporation stockholders’ equity ratio	Konami Corporation stockholders’ equity per share
September 30, 2009	280,031	176,367	63.0%	1,321.48
March 31, 2009	301,670	178,632	59.2%	1,338.46

2. Cash Dividends

	Cash dividends per share (yen)
Record Date	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2009	—	27.00	—	27.00	54.00
Year ending March 31, 2010	—	27.00
-Forecast-			—	27.00	54.00

Change in forecasts of dividends during this three months ended September 30, 2009: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2010

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation	Net income attributable to Konami Corporation per share
Year ending March 31, 2010	310,000	30,000	28,500	16,000	119.88
% change from previous year	0.1%	9.6%	15.3%	47.1%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended September 30, 2009: None

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis of quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Please refer to page 10 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Six months ended September 30, 2009	143,500,000 shares
	Year ended March 31, 2009	143,500,000 shares
2.	Number of Treasury Stock:
	Six months ended September 30, 2009	10,038,735 shares
	Year ended March 31, 2009	10,038,498 shares
3.	Average number of shares outstanding:
	Six months ended September 30, 2009	133,461,290 shares
	Six months ended September 30, 2008	137,406,295 shares

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 for information regarding the assumptions and other related items used in the preparation of these forecasts.

Business Performance

1. Consolidated Results of Operations

(1) Business Overview

The business environment surrounding KONAMI CORPORATION and its subsidiaries (“Konami”) was harsh despite showing signs of some recovery from the economic slowdown that began last year. This was mainly due to continued uncertainty caused by factors such as the impact of the appreciation of the yen and a decline in consumer spending.

Regarding the entertainment industry, the amusement arcade market remained in a severe state largely because of the credit crunch. In the home video game market, which also remained in a severe condition, gamescom 2009, one of the largest interactive game trade fairs in Europe, was held in August 2009, and the Tokyo Game Show 2009 was held in September 2009, following the Electronic Entertainment Expo 2009 held in June 2009. The various new products and titles exhibited at the trade fairs again attracted great attention not only in Japan but also in the overseas markets, primarily in North America and Europe. Efforts to stimulate new demand are being carried out in the industry, including announcements made by various hardware manufacturers of price reductions in standalone video game consoles.

In the health and fitness industry, heightened interest and demand related to the maintenance and promotion of good health are expected to continue due to concerns over the arrival of an aging society as well as of lifestyle diseases.

Against such a backdrop, Konami’s Digital Entertainment segment rolled out titles in home video game software series, such as PUROYAKYU SPIRITS, Winning Eleven (known in the U.S and Europe as PRO EVOLUTION SOCCER), JIKKYOU PAWAFURU PUROYAKYU and DanceDanceRevolution, on multiple platforms. The new romantic communication game LOVEPLUS, an original title, was also released to favorable market reviews. Although sales of card games, centering on Yu-Gi-Oh! TRADING CARD GAME, were satisfactory, sales in video game software and amusement arcade video games have fallen compared to the same period last year when major titles had been released.

In the Health & Fitness segment, we strove to upgrade services supporting the maintenance and promotion of good health both within and outside our facilities by increasing the number of new fitness clubs under our direct management or outsourced to us, introducing new services that meet the diversifying needs of customers, reinforcing the development and sale of health products and promoting the computerization of health management.

As for the Gaming & System segment, we enjoyed healthy sales of the K2V, Advantage 5 and other slot machine series in the North American and Australian markets. Furthermore, sales through the Konami Casino Management System and participation agreements (equipment sales in which profits are shared with operators) also expanded steadily.

In terms of the consolidated results for the six months ended September 30, 2009, net revenues amounted to ¥113,914 million (a year-on-year decrease of 22.5%), operating income was ¥4,611 million (a year-on-year decrease of 79.8%), income before income taxes was ¥4,029 million (a year-on-year decrease of 82.0%), and net income attributable to Konami Corporation was ¥2,232 million (a year-on-year decrease of 81.3%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009	% change
Digital Entertainment	¥93,030	¥51,419	(44.7)
Health & Fitness	45,456	43,375	(4.6)
Gaming & System	7,854	8,896	13.3
Other and Eliminations	564	10,224	1,712.8

Consolidated net revenues	¥146,904	¥113,914	(22.5)

Digital Entertainment

Computer & Video Games business: A diverse lineup of products was released in Japan in addition to sports titles – which are Konami’s forte – such as PUROYAKYU SPIRITS 6, J.LEAGUE Winning Eleven 2009 CLUB CHAMPIONSHIP and JIKKYOU PAWAFURU PUROYAKYU PORTABLE 4. The lineup included the animated titles A penguin’s troubles X and Okamikakushi, and the new communication game LOVEPLUS in which characters’ daily lives are linked to time and season in the real world. Regarding the distribution of game software titles for mobile phones and terminals including the iPhone and iPod touch, Konami promoted development utilizing various popular titles.

Amusement business: In the amusement arcade video games, jubeat ripples, the latest game in this music series; HORSERIDERS 2, a horseracing simulation card game; and InfinityRings, a mass medal game in a new genre were released in addition to popular music games already in place utilizing the e-AMUSEMENT service that links amusement arcades nationwide through its network.

Card games business: The Yu-Gi-Oh! TRADING CARD GAME series continued to show steady sales.

Meanwhile, in North America and Europe, sales were strong for the DanceDanceRevolution series (known as DancingStage in Europe) and the PRO EVOLUTION SOCCER series, which were released last year. Due to the absence of major titles such as last year’s METAL GEAR SOLID 4 GUNS OF THE PATRIOTS and the fact that most of the main titles driven by our Digital Entertainment segment for this current fiscal year were not scheduled to be released until the second half of the year, sales fell this quarter as compared to the same period the previous year.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2009 of this segment amounted to ¥51,419 million (a year-on-year decrease of 44.7%).

Health & Fitness

Operation of fitness clubs: While there were signs of some recovery from the economic slowdown from factors such as continued financial unrest since last year, consumer spending continued to be suppressed due to uncertainty over employment and income. The business environment surrounding the fitness club industry remained harsh, as the trend towards lower prices continued and the increase in the number of facilities made the capturing of members difficult. Against such a backdrop, Konami strove to enhance its value-added services both within and outside its facilities as well as its health products and expand the range of services and the lineup of products that meet regional characteristics and customer needs.

Regarding directly managed facilities, 19 fitness clubs were closed as part of the streamlining efforts executed as Konami’s structural reform. Meanwhile, a total of five facilities, including relocated and reconstructed facilities, were opened: Motoyamaminami (Hyogo Prefecture) and Sapporo Maruyama (Hokkaido) in April 2009, and Ichikawa (Chiba Prefecture), Kitahama (Osaka Prefecture) and Shinsaibashi (Osaka Prefecture) in May. In September, we launched a golf swing data analysis service at some facilities by introducing Science Fit by PRGR (Pro Gear), which is even utilized by professional golfers. We provided services for customers, whose health consciousness is on the rise, by developing facilities that meet regional characteristics, expanding and enriching services, and developing and introducing health promotion programs that leverage Konami’s strengths in health management, exercise and nutritional guidance utilizing IT.

Operation of sports facilities outsourced to us: In the management of fitness facilities outsourced to Konami, the promotion of the good health of local residents was advanced by adding four facilities under our management, including the Mikamo Clean Center Residual Heat Utilization Facility (Tochigi Prefecture) and the Hiroshima Prefectural Sports Center (Hiroshima Prefecture). These facilities are operated by fully utilizing Konami’s know-how and experience in the operation of public facilities, etc. The number of sports facilities managed by Konami, including those that are directly managed or managed on an outsourced basis, was 327 nationwide as of the end of September 2009.

Health products: In health products, we expanded our sales network, such as by launching catalog sales through an alliance with the Tokyo Branch of Japan Post Network Co. Ltd. in May 2009. In August, we launched EXERCISEWATER ZERO, a sugar-free beverage with zero calories, and in September, we commenced a download service for the Konami Sports Club Widget, a new function that enables convenient health management and can be interfaced with the Konami Sports Club mobile phone site. By promoting the roll-out of new products and the computerization of health management, we enriched and expanded our products and services for the maintenance and promotion of health within and outside our facilities.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2009 of this segment amounted to ¥43,375 million (a year-on-year decrease of 4.6%).

Gaming & System

Sales of the K2V video slot machine series, which has become standard items, and the Advantage 5 five-reel mechanical slot machine series continued to win favorable recognition in the North American market. Sales of the Konami Casino Management System, which provides a stable source of income from maintenance and servicing, as well as sales through participation agreements (equipment sales in which profits are shared with operators) are also increasing, and market share is being steadily captured. Full-scale marketing has also commenced in Central and South America, with progress in the building of a distributor network for the market.

Growth in demand came to a halt in the Australian market due to factors such as the sluggish economy, restrictions placed in key states on the number of machines installed, smoking restrictions in clubs and pubs and tax code revisions. Konami’s revenues, however, improved through the introduction of the Konami Casino Management System in addition to favorable K2V video slot machine series sale.

Konami exhibited products at various trade fairs around the world, including the Australasian Gaming Expo (in Sydney, Australia in August 2009), the largest gaming equipment exposition in the Oceania region; and the South American Gaming Suppliers Expo/SAGSE Buenos Aires (in Buenos Aires, Argentina in September 2009). A wide ranging product lineup that met the needs of each market was shown to favorable reviews. Products exhibited included the Advantage 5 series, which is gathering attention in North America; the K2V series, which is installed with a new-concept free game; a link progressive machine; and the Podium, a new generation cabinet (outer structure).

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2009 of this segment amounted to ¥8,896 million (a year-on-year increase of 13.3%).

2. Cash Flows

Cash flow summary for the six months ended September 30, 2009:

	Millions of Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009	Change
Net cash provided (used) by operating activities	¥16,044	¥(6,206)	¥(22,250)
Net cash used in investing activities	(1,593)	(3,265)	(1,672)
Net cash used in financing activities	(5,082)	(5,336)	(254)
Effect of exchange rate changes on cash and cash equivalents	(354)	(98)	256
Net increase (decrease) in cash and cash equivalents	9,015	(14,905)	(23,920)

Cash and cash equivalents, end of the period	¥61,145	¥38,663	¥(22,482)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the six months ended September 30, 2009, amounted to ¥38,663 million, a decrease of ¥14,905 million compared to the year ended March 31, 2009, and a year-on-year decrease of 36.8%.

Cash flow summary for each activity for the six months ended September 30, 2009 is as follows:

Cash flows from operating activities:

Net cash used in operating activities amounted to ¥6,206 million for the six months ended September 30, 2009 (for the six months ended September 30, 2008, net cash provided by these activities amounted to ¥16,044 million). This primarily resulted from decreases in net income and the collection amount of sales proceeds compared to those for the six months ended September 30, 2008 when our Digital Entertainment segment released hit titles for video game software and amusement arcades.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥3,265 million for the six months ended September 30, 2009, a year-on-year increase of 105.0%. This increase mainly resulted from the lack of proceed of sales of property and equipment which existed for the six months ended September 30, 2008, despite a decrease in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥5,336 million for the six months ended September 30, 2009, a year-on-year increase of 5.0%. These financing activities primarily resulted from payments of dividends.

3. Outlook for Fiscal Year Ending March 31, 2010

Digital Entertainment

In digital entertainment, we will continue to focus on the large-scale European and North American video game software markets in addition to the matured Japanese market. In particular, we will roll out the Winning Eleven (known in the U.S and Europe as PRO EVOLUTION SOCCER) soccer game series, which is highly recognized around the world, on multiple platforms. Through a license agreement with the Union of European Football Associations, the latest title in the Winning Eleven (known in the U.S. and Europe as PRO EVOLUTION SOCCER) series comes with an UEFA Champions League mode. It was released in Europe, where soccer is highly popular, in October. It will be sequentially released in the future around the world in the U.S., Asia and Japan.

We will also focus on the production of animation games and original games in addition to music game, a genre that Konami is particularly strong in, such as the DanceDanceRevolution series, which maintains a solid popularity in North America. Furthermore, we will also devote our efforts on the online marketing of titles for the increasing number of game consoles with network connectivity, and mobile phones and terminals.

In arcade video games, we will further upgrade and enlarge the lineup of products utilizing the e-AMUSEMENT service. We will keep an eye on the market environment and plan to launch new titles for standard series, such as the MAH-JONG FIGHT CLUB and BASEBALL HEROES as well as new games, as appropriate. In card games, we will continue to rollout Yu-Gi-Oh! TRADING CARD GAME series titles worldwide.

As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games and card games.

Health & Fitness

In health and fitness services, we will aim to enhance the Konami Sports Club’s added value by securing a precise grasp of diversifying customer needs and proposing new lifestyles. Furthermore, with more than 300 fitness clubs under our management, we are the largest operator of sports facilities in Japan. We will leverage this strength to the utmost, create synergy – such as the enrichment and expansion of the programs offered at facilities, the computerization of health management and the expansion of the product lineup – and promote growth of the Konami Health & Fitness segment.

Although the market environment is expected to continue to be harsh, the level of health consciousness is rising with the arrival of an aging society and the government taking countermeasures for lifestyle diseases, etc. We believe that business opportunities in fitness club management and the development and sale of health equipment will continue to expand.

Konami will continue to rollout facilities that meet regional characteristics and customer needs as well as expand its product and services lineup. We will also aim to upgrade and enlarge services which support the maintenance and promotion of good health both within and outside of our facilities according to changes in the business environment.

Gaming & System

The Advantage 5 mechanical slot machine series is proving popular and we will carry on with aggressive marketing. As for video slot machines, which are mainstream items in Australia and Central and South America, we will continue to rollout products, with a focus on the K2V series that continues to be a standard item, reinforce sales, and develop and release into the market new products including the Podium, a new-generation cabinet (outer structure).

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major casino operators. In the future, we plan to aggressively market this system to other markets, as well as reinforce its strength as a product while developing new features and pursuing strategic alliances with other companies. Furthermore, we plan to stabilize operations by increasing our amount of steady, periodical income through the reinforcement of participation agreement (equipment sales in which profits are shared with operators) sales.

We intend to further strengthen collaboration between our three bases – the U.S., Australia and Japan – and promote the efficiency of operations and the reinforcement of production and sales. Furthermore, we plan to develop new products that respond to changes in society and meet demands, and endeavor to enhance the added value of Konami’s existing products. We will continue to use Konami’s strength in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to customers.

Projected consolidated results for the fiscal year ending March 31, 2010 are as follows: net revenue of 310,000 million yen; operating income of 30,000 million yen; income before income taxes of 28,500 million yen; and net income attributable to Konami Corporation of 16,000 million yen. Thus, there is no change from the figures released in the “Consolidated financial results for the year ended March 31, 2009” dated May 14, 2009.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

a)	FASB Accounting Standards Codification (“ASC”)

In the three months ended September 30, 2009, Konami adopted ASC No.105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (“SFAS”) No.168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No.162”). ASC No. 105 establishes that the FASB Accounting Standard Codification ™ is the single official source of authoritative U.S. Generally Accepted Accounting Principles, other than guidance issued by the Securities and Exchange Commission, doing away with the previous various hierarchy. The adoption of ASC No. 105 did not have a material effect on Konami’s consolidated financial position or results of operations.

b)	Business Combinations

Effective April 1, 2009, Konami has adopted ASC No.805, “Business Combinations” (former SFAS No.141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC No.805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of ASC No.805 did not have a significant impact on its consolidated financial statements.

c)	Noncontrolling Interests in Consolidated Financial Statement

Effective April 1, 2009, Konami has adopted ASC No. 810, “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). ASC No. 810 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC No. 810 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of ASC No. 810 noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component in equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. The consolidated financial statements of the prior year have also been reclassified to conform to the presentation used for this current period.

2.	Other: None

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2008		September 30, 2009		March 31, 2009		September 30, 2009
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥61,145		¥38,663		¥53,568		$428,589
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥266 million, ¥598 million ($6,629 thousand) and ¥470 million at September 30, 2008, September 30, 2009, and March 31, 2009, respectively	23,336		19,903		30,624		220,629
Inventories	32,909		28,618		23,512		317,238
Deferred income taxes, net	19,442		19,049		19,203		211,163
Prepaid expenses and other current assets	10,439		11,037		9,768		122,348

Total current assets	147,271	45.4	117,270	41.9	136,675	45.3	1,299,967
PROPERTY AND EQUIPMENT, net	65,821	20.3	60,011	21.4	60,552	20.1	665,236
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	618		312		560		3,459
Investments in affiliates	6,433		2,116		2,119		23,456
Identifiable intangible assets	37,982		35,782		35,883		396,652
Goodwill	21,951		21,885		21,925		242,601
Lease deposits	28,218		27,931		27,959		309,622
Deferred income taxes, net	2,915		3,306		3,641		36,648
Other assets	13,374		11,418		12,356		126,571

Total investments and other assets	111,491	34.3	102,750	36.7	104,443	34.6	1,139,009

TOTAL ASSETS	¥324,583	100.0	¥280,031	100.0	¥301,670	100.0	$3,104,212

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2008		September 30, 2009		March 31, 2009		September 30, 2009
		%		%		%
LIABILITIES
Current liabilities:
Current portion of long-term debt and capital lease obligations	¥8,166		¥3,117		¥3,627		$34,553
Trade notes and accounts payable	15,691		12,197		17,430		135,207
Accrued income taxes	9,498		1,399		6,683		15,508
Accrued expenses	16,588		14,442		17,738		160,093
Deferred revenue	12,225		6,109		7,586		67,720
Other current liabilities	8,761		6,469		9,322		71,710

Total current liabilities	70,929	21.8	43,733	15.6	62,386	20.7	484,791
Long-term liabilities:
Long-term debt and capital lease obligations, less current portion	35,330		38,315		37,739		424,731
Accrued pension and severance costs	2,717		2,714		2,941		30,085
Deferred income taxes, net	11,221		5,805		6,564		64,350
Other long-term liabilities	8,468		8,253		8,501		91,487

Total long-term liabilities	57,736	17.8	55,087	19.7	55,745	18.5	610,653

TOTAL LIABILITIES	128,665	39.6	98,820	35.3	118,131	39.2	1,095,444

COMMITMENTS AND CONTINGENCIES

EQUITY
Konami Corporation stockholders’ equity:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,500,000 shares at September 30, 2008, September 30, 2009 and March 31, 2009	47,399	14.6	47,399	16.9	47,399	15.7	525,430
Additional paid-in capital	77,091	23.8	77,089	27.5	77,090	25.6	854,550
Legal reserve	284	0.1	284	0.1	284	0.1	3,148
Retained earnings	81,749	25.2	75,576	27.0	76,947	25.5	837,779
Accumulated other comprehensive income (loss)	2,323	0.7	(794)	(0.3)	98	0.0	(8,802)
Treasury stock, at cost- 6,037,956 shares, 10,038,735 shares and 10,038,498 shares at September 30, 2008, September 30, 2009 and March 31, 2009, respectively	(17,711)	(5.5)	(23,187)	(8.2)	(23,186)	(7.7)	(257,034)

Total Konami Corporation stockholders’ equity	191,135	58.9	176,367	63.0	178,632	59.2	1,955,071

Noncontrolling interest	4,783	1.5	4,844	1.7	4,907	1.6	53,697

TOTAL EQUITY	195,918	60.4	181,211	64.7	183,539	60.8	2,008,768

TOTAL LIABILITIES AND EQUITY	¥324,583	100.0	¥280,031	100.0	¥301,670	100.0	$3,104,212

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2008		Six months ended September 30, 2009		Year ended March 31, 2009		Six months ended September, 2009
		%		%		%
NET REVENUES:
Product sales revenue	¥105,431		¥75,283		¥227,821		$834,531
Service revenue	41,473		38,631		81,950		428,234

Total net revenues	146,904	100.0	113,914	100.0	309,771	100.0	1,262,765

COSTS AND EXPENSES:
Costs of products sold	55,865		43,780		133,670		485,312
Costs of services rendered	39,865		37,697		78,966		417,881
Selling, general and administrative	28,330		27,826		58,653		308,458
Restructuring and impairment charges	—		—		11,121		—

Total costs and expenses	124,060	84.4	109,303	96.0	282,410	91.2	1,211,651

Operating income	22,844	15.6	4,611	4.0	27,361	8.8	51,114

OTHER INCOME (EXPENSES):
Interest income	381		71		459		787
Interest expense	(863)		(791)		(1,468)		(8,769)
Foreign currency exchange gain (loss), net	54		95		(1,641)		1,053
Other, net	(8)		43		8		477

Other income (expenses), net	(436)	(0.3)	(582)	(0.5)	(2,642)	(0.8)	(6,452)

INCOME BEFORE INCOME TAXES	22,408	15.3	4,029	3.5	24,719	8.0	44,662
INCOME TAXES	9,990	6.8	1,653	1.4	10,715	3.5	18,324
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	60	0.0	48	0.0	(2,490)	(0.8)	532

NET INCOME	12,478	8.5	2,424	2.1	11,514	3.7	26,870
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	514	0.4	192	0.1	640	0.2	2,128

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥11,964	8.1	¥2,232	2.0	¥10,874	3.5	$24,742

PER SHARE DATA:	Yen						U.S. Dollar
	Six months ended September 30, 2008		Six months ended September 30, 2009		Year ended March 31, 2009		Six months ended September 30, 2009
Basic net income attributable to Konami Corporation per share	¥87.07		¥16.73		¥79.30		$0.19
Diluted net income attributable to Konami Corporation per share	87.01		16.73		79.30		0.19

Weighted-average common shares outstanding	137,406,295		133,461,290		137,124,130
Diluted weighted-average common shares outstanding	137,508,812		133,461,290		137,124,130

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2008	Six months ended September 30, 2009	Year ended March 31, 2009	Six months ended September 30, 2009
Cash flows from operating activities:
Net income	¥12,478	¥2,424	¥11,514	$26,871
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	6,204	6,260	13,731	69,394
Provision for doubtful receivables	13	144	209	1,596
Restructuring and impairment charges	—	—	11,121	—
Equity in net loss (income) of affiliated company	(60)	(48)	2,490	(532)
Deferred income taxes	(1,856)	(187)	(4,811)	(2,073)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	10,164	7,074	175	78,417
Decrease (increase) in inventories	(9,007)	(5,524)	(1,424)	(61,235)
Decrease (increase) in other receivables	1,233	(219)	1,111	(2,428)
Decrease (increase) in prepaid expenses	(1,984)	(1,191)	(918)	(13,202)
Increase (decrease) in trade notes and accounts payable	(4,426)	(2,798)	(556)	(31,016)
Increase (decrease) in accrued income taxes, net of tax refunds	478	(5,151)	(2,157)	(57,100)
Increase (decrease) in accrued expenses	(3,725)	(2,802)	(1,266)	(31,061)
Increase (decrease) in deferred revenue	4,377	(1,320)	(234)	(14,633)
Increase (decrease) in advance received	753	(267)	(796)	(2,960)
Increase (decrease) in deposits	(530)	(576)	(93)	(6,385)
Other, net	1,932	(2,025)	2,035	(22,448)

Net cash provided (used) by operating activities	16,044	(6,206)	30,131	(68,795)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2008	Six months ended September 30, 2009	Year ended March 31, 2009	Six months ended September 30, 2009
Cash flows from investing activities:
Capital expenditures	(4,658)	(2,945)	(8,531)	(32,646)
Proceeds from sales of property and equipment	1,331	0	1,355	0
Decrease (increase) in lease deposits, net	1,784	(508)	1,616	(5,631)
Other, net	(50)	188	(155)	2,084

Net cash used in investing activities	(1,593)	(3,265)	(5,715)	(36,193)
Cash flows from financing activities:
Repayments of long-term debt	(296)	(296)	(592)	(3,281)
Redemption of bonds	—	—	(5,000)	—
Principal payments under capital lease obligations	(1,437)	(1,360)	(2,886)	(15,076)
Dividends paid	(3,713)	(3,843)	(7,414)	(42,601)
Purchases of treasury stock by parent company	(100)	(1)	(5,576)	(11)
Other, net	464	164	464	1,818

Net cash used in financing activities	(5,082)	(5,336)	(21,004)	(59,151)
Effect of exchange rate changes on cash and cash equivalents	(354)	(98)	(1,974)	(1,084)
Net increase (decrease) in cash and cash equivalents	9,015	(14,905)	1,438	(165,223)
Cash and cash equivalents, beginning of the period	52,130	53,568	52,130	593,812

Cash and cash equivalents, end of the period	¥61,145	¥38,663	¥53,568	$428,589

(4) Going concern assumption:

None

(5) Significant changes in stockholders’ equity:

None

(6) Segment Information (Unaudited)

1. Segment information

Six months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,873	¥45,317	¥7,854	¥860	¥146,904
Intersegment	157	139	—	(296)	—

Total	93,030	45,456	7,854	564	146,904
Operating expenses	66,725	43,892	6,814	6,629	124,060

Operating income (loss)	¥26,305	¥1,564	¥1,040	¥(6,065)	¥22,844

Six months ended September 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥51,222	¥43,239	¥8,896	¥10,557	¥113,914
Intersegment	197	136	—	(333)	—

Total	51,419	43,375	8,896	10,224	113,914
Operating expenses	46,935	43,077	6,681	12,610	109,303

Operating income (loss)	¥4,484	¥298	¥2,215	¥(2,386)	¥4,611

Year ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥89,702	¥18,336	¥14,425	¥309,771
Intersegment	320	263	—	(583)	—

Total	187,628	89,965	18,336	13,842	309,771
Operating expenses	146,076	98,235	14,889	23,210	282,410

Operating income (loss)	¥41,552	¥(8,270)	¥3,447	¥(9,368)	¥27,361

Six months ended September 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$567,808	$479,315	$98,614	$117,028	$1,262,765
Intersegment	2,184	1,508	—	(3,692)	—

Total	569,992	480,823	98,614	113,336	1,262,765
Operating expenses	520,286	477,519	74,061	139,785	1,211,651

Operating income (loss)	$49,706	$3,304	$24,553	$(26,449)	$51,114

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under ASC No. 280 “Segment Reporting” (former SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”)

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

2. Geographic information

Six months ended September 30, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥109,854	¥20,620	¥13,913	¥2,517	¥146,904	—	¥146,904
Intersegment	10,504	2,264	66	213	13,047	¥(13,047)	—

Total	120,358	22,884	13,979	2,730	159,951	(13,047)	146,904
Operating expenses	100,065	21,291	12,715	3,041	137,112	(13,052)	124,060

Operating income (loss)	¥20,293	¥1,593	¥1,264	¥(311)	¥22,839	¥5	¥22,844

Six months ended September 30, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,063	¥13,784	¥5,022	¥3,045	¥113,914	—	¥113,914
Intersegment	3,684	2,049	9	220	5,962	¥(5,962)	—

Total	95,747	15,833	5,031	3,265	119,876	(5,962)	113,914
Operating expenses	92,527	13,724	6,032	3,012	115,295	(5,992)	109,303

Operating income (loss)	¥3,220	¥2,109	¥(1,001)	¥253	¥4,581	¥30	¥4,611

Year ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Six months ended September 30, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,020,541	$152,799	$55,670	$33,755	$1,262,765	—	$1,262,765
Intersegment	40,838	22,714	100	2,439	66,091	$(66,091)	—

Total	1,061,379	175,513	55,770	36,194	1,328,856	(66,091)	1,262,765
Operating expenses	1,025,685	152,134	66,866	33,389	1,278,074	(66,423)	1,211,651

Operating income (loss)	$35,694	$23,379	$(11,096)	$2,805	$50,782	$332	$51,114

For the purpose of presenting its operations in the geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of the United States.

Note: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).